Exhibit 99.1


                              FOR IMMEDIATE RELEASE



Investor Relations:                                       Media Relations:
Emer Reynolds                                             Davia B. Temin
Ph: 353 1 709 4000                                        Ph: 212 407 5740
Chris Burns                                               Elizabeth Headon
Ph: 800 252 3526                                          Ph: 353-1-498-0300


            ELAN ANNOUNCES COMMENCEMENT OF EXCHANGE OFFER FOR US$1.15
                  BILLION AGGREGATE PRINCIPAL AMOUNT OF NOTES


Dublin, Ireland, September 27, 2005 - Elan Corporation, plc ("Elan") today announced that its wholly-owned subsidiaries, Elan Finance public limited company and Elan Finance Corp. (the "Issuers") have commenced an offer to exchange (the "Exchange Offer") up to US$850 million aggregate principal amount of the Issuers' 7-3/4% Senior Fixed Rate Notes due 2011, registered under the United States Securities Act of 1933, as amended, for their outstanding 7-3/4 % Senior Fixed Rate Notes due 2011, and up to US$300 million aggregate principal amount of the Issuers' Senior Floating Rate Notes due 2011, registered under the Securities Act, for their outstanding Senior Floating Rate Notes due 2011 (collectively, the "Notes"). The exchange Notes will be guaranteed by Elan and certain of Elan's subsidiaries.

The outstanding Notes were issued in a private placement in November 2004, at which time the Issuers agreed to file a registration statement for the Exchange Offer.

The Exchange Offer is not conditioned upon any minimum principal amount of outstanding Notes being tendered for exchange. The Exchange Offer will expire at 5:00 p.m., New York City time, on October 27, 2005, unless extended. Tenders of outstanding Notes may be withdrawn at any time prior to the expiration of the Exchange Offer. The terms of the exchange Notes (and related guarantees) are substantially identical to the outstanding Notes (and related guarantees), except for certain transfer restrictions and registration rights relating to the outstanding Notes. Any outstanding Notes not tendered will remain subject to existing transfer restrictions.


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Elan Announces Commencement of Exchange Offer for US$1.15 Billion Aggregate
Principal Amount of Notes

The Bank of New York is serving as the Exchange Agent in connection with the Exchange Offer. Requests for information, the prospectus and other documents relating to the Exchange Offer should be directed to the Exchange Agent at The Bank of New York, Corporate Trust Operations, Reorganization Unit, 101 Barclay Street, 7 East, New York, New York 10286; Tel. (212) 815-5788; Attention:
William Buckley.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the completion of the Exchange Offer. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Factors that could effect whether the Exchange Offer is completed include, among other things, the risk that the conditions to the Exchange Offer are not satisfied. A further list and description of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A, and in its Reports of Foreign Issuer on Form 6- K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.